Exhibit 99.8

Machine Learning Meets Consortium Data: NICE Actimize Launches
ActimizeWatch, a Fraud Analytics Optimization Solution

“ActimizeWatch” leverages the power of the cloud for proactive data monitoring

Hoboken, NJ -– April 19, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk, and compliance software platform for the financial services industry has introduced ActimizeWatch, a cloud-based, fraud analytics optimization solution that uses consortium data to detect fraud-related attacks before they spread from one financial services organization to another.

Working in a cloud environment, NICE Actimize’s new ActimizeWatch solution continually monitors anonymized transactional data which has been pulled in from a wide range of financial services organizations, using machine learning to identify emerging threats. ActimizeWatch users receive enhanced, individualized analytics that speed the identification of fraud, while reducing operational costs for fraud departments.

ActimizeWatch then puts this intelligence to work, dynamically optimizing analytics for rapid delivery. Additionally, ActimizeWatch provides ongoing fraud intelligence and email advisories to keep financial services organizations abreast of emerging threat patterns, including information about targeted attacks against new faster payment types and digital channels.

“In this environment, fraudsters are innovating almost as quickly as the banks, and not just moving from channel to channel, but also moving from bank to bank,” said Joe Friscia, president, NICE Actimize. “When fraud hits this fast, it is imperative that analytics adapt and change more quickly. We predict that firms will update their approach to data sharing and collaboration by moving optimization to the cloud and working more closely together as an industry to stop fraud dead in its tracks.”

For additional information on NICE Actimize’s ActimizeWatch solution, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.